SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SUMMARY OF THE DECISIONS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), in compliance with the provisions of item IX of article 21 of CVM Instruction 480/2009, informs the Shareholders and the market in general the Summary of Resolutions taken at the 62nd Shareholders' Annual Meeting held on this date.

The Shareholders attending the 62nd Annual Shareholders Meeting decided by majority:

1. To approve the Managements accounts, the Management Report and the Company’s Complete Financial Statements, related to the fiscal year ended on December 31, 2021;

2. To approve the proposal of the Company’s management for destination of the results related to the year ended on December 31, 2021 and the distribution of dividends, to be paid by December 31, 2021;

3. To aprove the fixing of the remuneration of the administrators, members of the Fiscal Council and members of the Statutory Audit and Risk Committee, as oriented by the Secretariat for Coordination and Governance of State-owned Companies, in view of the provisions of art. 98, item VI, item “i”, and item XII, of Annex I of Decree No. 9,745, of April 8, 2019, according table and the following terms:

Obs.: Amounts without inclusion of FGTS and with adjustment in the RVA for the year 2021 and, consequently, in the value of the Complementary Pension (for the Executive Board), according to the vote of the controlling shareholder. Thus, the approved compensation is R$1,335,409.40 lower than that provided for in the Management Proposal.

a. set the global amount to be paid to the managers of this company at up to BRL 13,156,529.69, in the period between April 2022 and March 2023;

b. set the total compensation to be paid to the Fiscal Council at up to BRL 326,421.76, and the total compensation to be paid to the Statutory Audit and Risk Committee at up to BRL 1,958,530.58, in the period between April 2022 and March 2023;

c. set the monthly fees of the members of the Board of Directors and Fiscal Council at one tenth of the average monthly compensation of the members of the Executive Board, excluding amounts related to additional vacation and benefits;

d. set the monthly fees of the members of the Statutory Audit and Risk Committee at 60% of the average monthly compensation of the members of the Executive Board, excluding amounts related to additional vacation and benefits;

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

e. recommend te observance of the individual limits defined by Sest, emphasizing its competence to set these limits for the period of twelve months, by heading and by position, taking into account the limits defined in points “a” and “b”;

f. expressly prohibit the transfer to the administrators of any benefits that, eventually, will be granted to the company's employees, upon the formalization of the Collective Labor Agreement - ACT on their respective base date;

g. prohibit the payment of any remuneration item not deliberated in this meeting for the administrators, including benefits of any nature and representation fees, under the terms of Law No. 6,404/76, art. 152;

h. if there is any Director in the situation of ceded (public servant or employee of another stateowned company), the provisions of Decree No. 10,835/2021 must be observed, and the reimbursement to the cedant should be limited to the individual amount approved for that member at the General Meeting;

i) clarify that the state companies are responsible for the regularity of the payment of social security contributions borne by the employer, as this is a matter that requires legal analysis by each company;

j. if any Director is an employee of the company, his employment contract must be suspended, under the terms of Precedent No. 269 of the TST

k. to condition the payment of the “quarantine” to the approval of the Public Ethics Committee of the Presidency of the Republic - CEP/PR, under the terms of the current legislation;

l. to clarify that it is the responsibility of the Board of Directors, with the support of Internal Audit and the Statutory Audit and Risk Committee, to ensure compliance with the global and individual compensation limits for statutory members defined in this General Meeting;

m. to condition the payment of the Annual Variable Remuneration - RVA of the directors to strict compliance with the terms and conditions contained in the RVA Programs previously approved by Sest;

n. to apply, if applicable, reversal of deferred installments not yet paid for RVA Programs from previous years in which, considering the net profit for the year 2021, there is a drop of more than 20% when compared to the base years of the Programs, under the terms current legislation; and

o. to condition the payment of the "supplementary pension" to the provisions of article No. 202, §3 of CF/88 and article No. 16 of Complementary Law No. 109/2001.

Rio de Janeiro, April 22, 2022.

Elvira Cavalcanti Presta

Diretora Financeira e de Relações com Investidores

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.